Exhibit 99.1

Hydro One receives Ontario Divisional Court decision regarding the deferred tax asset appeal

TORONTO, July 16, 2020 - Hydro One Networks Inc. (Hydro One) announced today that it received a decision on its appeal to the Ontario Divisional Court regarding the Ontario Energy Board’s (OEB) decision on the deferred tax asset. The Ontario Divisional Court set aside the decision of the OEB, and ordered that the matter be returned to the OEB to correct the errors identified and make the appropriate tax savings allocations.

Once posted, a copy of the decision will be available at: www.ontariocourts.ca/scj/decisions.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release and the decision to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. Such statements include, but are not limited to, statements regarding the deferred tax asset decision by the Ontario Divisional Court and possible next steps. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

SOURCE Hydro One Limited

For further information, please contact: Investors: Omar Javed, Vice President, Investor Relations investor.relations@hydroone.com 416-345-5943; Media: Jay Armitage, Vice President, Communications and Marketing media.relations@hydroone.com, 416-345-6868